Form 6-K

No. 1

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2004,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

(Registrant)

Date: October 18, 2004	By /s/ William G. E. Jacobs

PRESS RELEASE	Stockholm, Monday, October 18, 2004

Harry de Vos new head of Group Staff Human Resources and Organizational Development

Harry de Vos has been appointed new head of Group Staff Human Resources and Organizational Development in the Electrolux Group. As Senior Vice President, Harry de Vos will be part of Group management and report to President and CEO Hans Stråberg.

Harry de Vos, 48, is Dutch and currently head of Human Resources and Organization for EHP Europe. Before joining Electrolux, de Vos held various positions within General Electric for 23 years. His latest position outside Electrolux was Human Resource Director for GE Plastics Europe.

Harry De Vos will assume his new position on January 1, 2005. He will be based in Stockholm, Sweden.

His predecessor, Lilian Fossum, has been appointed head of Electrolux pricing program and Regional Administrative Officer (RAO) for the Group’s holding structure for the central European region. Lilian Fossum will be based in Switzerland.

Further information

For further information contact Margaretha Finnstedt Møller, Director Media Relations, +46 70-678 61 58 or margaretha.finnstedt-moller@electrolux.se. or the Electrolux Press Hotline at +46 8 657 65 07.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2003, Electrolux had sales of SEK 124.1 and 77,000 employees.